[redacted]

14049253

UNITED
SECURITIES AN[D EXCHANGE COMMISSION]
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH, DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NANCY BARRON & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 GRAND BOULEVARD
(No. and Street)

LEXINGTON (City) KY (State) 40507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TAMMY DOYLE FARLEY, CPA 859-231-0541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRING, RAY, FARLEY & RIDDLE, PSC
(Name – *if individual, state last, first, middle name*)

444 EAST MAIN STREET, SUITE 203 (Address) LEXINGTON (City) KY (State) 40507 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

KW 3/26/14

OATH OR AFFIRMATION

I, CINDY BA[redacted]KER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NANCY BARRON & ASSOCIATES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cindy F Baker

Signature

FINOP

Title

Mary Morgan 425243

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANCY BARRON & ASSOCIATES, INC.
LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013 AND 2012

NANCY BARRON & ASSOCIATES, INC.
LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013 AND 2012

CONTENTS

	Page(s)
Independent Auditors' Report	1 - 2
Financial Statements:	
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 12
Supplemental Information:	
Schedule A - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule B - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule C - Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)	15 - 16
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	17 - 18
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	19 - 20

KRING, RAY, FARLEY & RIDDLE, PSC
CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

We have audited the accompanying financial statements of Nancy Barron & Associates, Inc. (a Kentucky corporation), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nancy Barron & Associates, Inc., as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules A, B and C has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules A, B and C is fairly stated in all material respects in relation to the financial statements as a whole.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 25, 2014

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Assets:		
Cash	$ 58,522	$ 39,381
Deposits with clearing organization and others	106,145	116,254
Receivables from brokers, dealers, and clearing organizations	36,239	35,351
Advance to related party	49	1,189
Prepaid expenses	1,910	4,114
Investments	180,817	134,714
Property and equipment (net of accumulated depreciation of $110,547 and $113,863)	15,780	14,249
Total Assets	$ 399,462	$ 345,252

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Liabilities:		
Accounts payable	$ 12,060	$ 1,690
Payroll taxes payable	10,171	8,373
Retirement contribution payable	3,285	-
Accrued income taxes	175	1,165
Accrued wages	48,500	27,500
Total Liabilities	74,191	38,728
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	129,668	110,921
Total Stockholder's Equity	325,271	306,524
Total Liabilities and Stockholder's Equity	$ 399,462	$ 345,252

The accompanying notes are an integral part of these financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues:		
Commissions	$ 703,083	$ 699,438
Dividends and interest	33,026	37,218
Net realized and unrealized gain on investments	45,815	1,331
Miscellaneous income	500	500
Net Revenues	782,424	738,487
Expenses:		
Employee compensation and benefits	546,230	482,592
Clearing fees	78,889	103,916
Promotion	19,069	8,926
Communications	7,688	7,200
Occupancy costs	51,952	51,851
Other operating expenses	50,214	52,326
Depreciation	3,257	2,783
Loss on sale of fixed assets	203	-
Total Expenses	757,502	709,594
Net Income before Income Taxes	24,922	28,893
Provision for Income Taxes	175	1,045
Net Income	$ 24,747	$ 27,848

The accompanying notes are an integral part of these financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2012	$ 186,561	$ 9,042	$ 87,073	$ 282,676
Net Income	-	-	27,848	27,848
Distributions	-	-	(4,000)	(4,000)
Balance, December 31, 2012	186,561	9,042	110,921	306,524
Net Income	-	-	24,747	24,747
Distributions	-	-	(6,000)	(6,000)
Balance, December 31, 2013	$ 186,561	$ 9,042	$ 129,668	$ 325,271

The accompanying notes are an integral part of these financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities:		
Net income	$ 24,747	$ 27,848
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	3,257	2,783
Net realized and unrealized gain on investments	(45,815)	(1,331)
Purchase of securities	(289)	(2,773)
Loss on sale of assets	203	-
(Increase) Decrease in:		
Deposits with clearing organization and others	10,109	(30,656)
Accounts receivable	(888)	20,347
Advances to related party	1,140	(875)
Prepaid expenses	2,205	(1,119)
Increase (Decrease) in:		
Accounts payable	10,372	(666)
Payroll taxes payable	1,797	5,071
Retirement contribution payable	3,285	-
Accrued income taxes	(990)	(138)
Accrued wages	21,000	11,500
Net Cash Provided (Used) by Operating Activities	30,133	29,991
Cash Flows from Investing Activities:		
Capital expenditures	(4,992)	-
Net Cash Provided (Used) in Investing Activities	(4,992)	-
Cash Flows From Financing Activities		
Distributions to stockholder	(6,000)	(4,000)
Net Cash Provided (Used) in Financing Activities	(6,000)	(4,000)
Net Increase (Decrease) in Cash	19,141	25,991
Cash, beginning of year	39,381	13,390
Cash, end of year	$ 58,522	$ 39,381
Supplemental Disclosures:		
Cash paid during the year for:		
Income taxes	$ 1,165	$ 1,008

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The change in the difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Revenue - The Company's primary source of revenue is through commissions generated by effecting trades for its customers most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Continued

Note A - Summary of Significant Accounting Policies (Continued):

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes have been made. The Company has made a provision for local income taxes based upon its taxable net income.

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $11,575 and $3,537 for the years ended December 31, 2013 and 2012, respectively. The Company entered into a six month contract for advertising in October 2013. The monthly advertising expense for this contract is $3,300 for a total contract amount of $19,800. At December 31, 2013, the Company had accrued $9,900 and had paid $3,300.

Deposits with Clearing Organization and Others - Deposits with clearing organizations consist of cash, cash equivalents and other short-term securities.

Reclassifications - Certain amounts presented for the prior year have been reclassified to conform with the presentation used in the current year.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation as well as the Securities Investor Protection Corporation up to $250,000 and $100,000, respectively. The Company did not have any significant uninsured cash balances with these financial institutions as of December 31, 2013 and 2012.

Note C - Fair Value Measurements:

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Continued

Note C - Fair Value Measurements (Continued):

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own asset assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments are based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business.

Note E - Investments:

Marketable securities owned at December 31, 2013 and 2012, consist of investment securities at quoted market values and are as follows:

2013

	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 88,618	$ -	$ -	$ 88,618
Mutual Funds	92,199	-	-	92,199
	$ 180,817	$ -	$ -	$ 180,817

Continued

Note E - Investments (Continued):

	2012			
	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 57,331	$ -	$ -	$ 57,331
Mutual Funds	77,383	-	-	77,383
	$ 134,714	$ -	$ -	$ 134,714

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2013 and 2012, was $116,114 and $163,325, respectively, resulting in a total unrealized gain/ (loss) at December 31, 2013 and 2012, of $64,703 and $(28,611), respectively, and an unrealized gain in the current year of $45,815 ($1,606 in 2012). A non-marketable security with a cost basis of $47,500 in 2013 and 2012 was removed from the books and was taken as a tax loss in 2013. No gain or loss was recognized on the books as the security had already been marked to a zero market value in previous years. No securities were sold during 2013. Securities were sold in 2012 resulting in a realized loss of $275.

Note F - Property and Equipment:

As of December 31, 2013 and 2012, property and equipment consisted of the following:

	2013	2012
Furniture and fixtures	$ 72,817	$ 71,817
Office equipment	17,066	19,851
Leasehold improvements	36,444	36,444
Total Property and Equipment	126,327	128,112
Less: Accumulated depreciation	110,547	(113,863)
Net Property and Equipment	$ 15,780	$ 14,249

Note G - Related Party Transactions:

The Company leases its premises under a month-to-month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000. The Company also reimburses the related entity for expenses such as utilities, property taxes and insurance. The Company incurred total expenses related to this agreement of $53,167 and $53,880 for the years ended December 31, 2013 and 2012, respectively. At December 31, 2013 and 2012, the Company owed the related entity $376 and $417, respectively, related to this agreement. The related entity owed the Company $49 and $1,889 for the reimbursement of shared expenses as of December 31, 2013 and 2012. At December 31, 2013, the company owed the sole shareholder $10,558. Of this amount $6,600 was related to amounts paid on behalf of the Company on a six month advertising contract.

Note H - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Plan expenses incurred by the Company for the years ended December 31, 2013 and 2012, were $12,541 and $11,296, respectively.

Note I - Operating Lease:

The Company leases office equipment under a lease agreement which requires quarterly rental payments of $219. The lease expires August 2017. The Company previously leased other office equipment under a lease agreement which ended June 2012 and required quarterly rent of $293. Total rent expense for the years ended December 31, 2013 and 2012, was $875 and $1,024.

Total rental commitments for the next four years and thereafter are as follows:

2014	$ 875
2015	875
2016	875
2017	656
Thereafter	-
	$ 3,281

Note K - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital totaled $262,098 which is $212,098 above its required net capital of $50,000. The net capital ratio at December 31, 2013, was .28 to 1.

Note L - Indemnifications:

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including sub-custodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note M - Date of Management's Review:

Subsequent events have been evaluated through February 25, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Net Capital:		
Total Stockholder's Equity		$ 325,271
Deductions and/or Charges:		
Non-allowable fixed assets	15,780	
Non-allowable receivables from brokers or dealers	16,212	
Prepaid expenses	1,910	
Petty cash	100	
Other non-allowable assets	49	
		34,051
Net Capital Before Haircuts on Securities Positions		291,220
Haircuts on Securities		29,122
Net Capital		262,098
Aggregate Indebtedness:		
Accounts payable	$ 12,060	
Payroll taxes payable	10,171	
Retirement contribution payable	3,285	
Accrued income taxes	175	
Accrued wages	48,500	
Total Aggregate Indebtedness		74,191
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
$74,191 divided by 15 or $50,000 minimum		50,000
Excess Net Capital		$ 212,098
Ratio: Aggregate indebtedness to net capital		.28 to 1
Reconciliation with Company's Computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 262,098
Effect of audit adjustments on accounts included in net capital calculation		-
Net Capital per Above		$ 262,098

See auditors' report

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Nancy Barron & Associates, Inc., had no notes payable collateralized by securities or secured customer accounts receivable at any point throughout the year ended December 31, 2013. Therefore, a computation for determination of reserve requirement under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

See auditors' report

Schedule C

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044803 FINRA DEC
NANCY BARRON & ASSOCIATES INC 14*14
150 GRAND BLVD
LEXINGTON KY 40507-1562

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cindy F. Baker, FINOP (859)254-4010

2. A. General Assessment (item 2e from page 2)		$ 859
B. Less payment made with SIPC-6 filed (exclude interest) 7-29-13 Date Paid		(453)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		406
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 406
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 406	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nancy Barron & Associates, Inc.
(Name of Corporation, Partnership or other organization)

Cindy F Baker
(Authorized Signature)

FINOP
(Title)

Dated the 21st day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 782424
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	314057
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	78889
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	45814
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 72	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	72
Total deductions	438832
2d. SIPC Net Operating Revenues	$ 343592
2e. General Assessment @ .0025	$ 859 (to page 1, line 2.A.)

KRING, RAY, FARLEY & RIDDLE, PSC

CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Nancy Barron & Associates, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Nancy Barron and Associates, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 25, 2014

KRING, RAY, FARLEY & RIDDLE, PSC

CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Nancy Barron & Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nancy Barron & Associates, Inc.'s, compliance with the applicable instructions of Form SIPC-7. Nancy Barron & Associates, Inc.'s, management is responsible for Nancy Barron & Associates, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and check transactions reported on monthly bank statements noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly clearing statements and cash receipts journals, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including monthly clearing statements and cash receipts journals, supporting the adjustments noting no differences; and

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 25, 2014